[DESCRIPTION]  FORM NT 10-QSB
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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

[X] Form 10-QSB

For the annual period ended March 31, 1998
Commission File No. 000-06119

PART I          REGISTRANT INFORMATION

Full Name of Registrant:          TRI VALLEY CORPORATION

Address of Principal Executive Office (Street and Number)

230 South Montclair Street, Suite 101
Bakersfield, CA 93309

PART II          RULES 12b-25(b) AND (c)

(a) The reasons described in reasonable in detail in part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject Report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

PART III          NARRATIVE

As of May 15, 1998, the annual report is not yet complete because the Company's board of directors have not yet completed their review of the report and accompanying financial statements. The Company cannot complete its quarterly report for the first quarter of 1998 until the 1997 annual report is complete. The Company expects to have both reports completed before May 30, 1998.

PART IV          OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

Lee Polson               512-474-8881

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(2) Have all other periodic reports required under section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

[  ] YES          [X] NO

The Company has not yet filed its 10-KSB Report for the year ended December 31, 1997.

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] YES          [  ] NO

STATEMENT OF ANTICIPATED CHANGE IN RESULTS OF OPERATIONS

The Company expects to report a net operating loss for the year ended December 31, 1997. The Company has not yet quantified the operating loss but expects that the loss will be significantly greater than for the comparable period in 1996, before taking into account any adjustments which may be required by changes in reserve valuations. The Company now expects to write off as expenses for its previously capitalized exploration costs for its Richardson, Alaska mining claims.

                            SIGNATURES

Tri Valley Corporation, has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: MAY 18, 1997

TRI VALLEY CORPORATION

/s/F. LYNN BLYSTONE
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F. LYNN BLYSTONE, PRESIDENT AND CEO

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